

September 8, 2022

Richard Stockinger
Chief Executive Officer
Fiesta Restaurant Group, Inc.
14800 Landmark Boulevard, Suite 500
Dallas, Texas 75254

> **Re: Fiesta Restaurant Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2022**
> **Filed March 10, 2022**
> **Form 8-K Filed August 11, 2022**
> **File No. 001-35373**

Dear Mr. Stockinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Management's Use of Non-GAAP Financial Measures, page 47

1. Please reconcile Restaurant-level Adjusted EBITDA to income (loss) from operations, the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

2. Please tell us your consideration of including net income (loss) as percentage of total revenues where you disclose Adjusted EBITDA as a percentage of total revenues and income (loss) from operations as a percentage of restaurant sales where you disclose Restaurant-level Adjusted EBITDA as percentage of restaurant sales which are the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

3.   Reference is made to the removal of closed restaurant rent expense, net of sublease income, and digital and brand repositions costs in your calculation of Consolidated Adjusted EBITDA. Please tell us if you consider these expenses normal, recurring, cash operating expenses necessary to operate your business. If so, tell us why the measure is not misleading. Refer to Question 100.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Form 8-K Filed August 11, 2022

Exhibit 99.1, page 1

4.   Reference is made to your discussion of Restaurant-level Adjusted EBITDA margin and Consolidated Adjusted EBITDA on pages 1 and 4. Please present and discuss the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

5.   Your adjustments (a) and (b) on pages 17 and 18 related to tax law change and to reverse the tax valuation allowance appear to result in an individually tailored income tax recognition method. Please revise your presentation to omit these adjustments or tell us why you believe they are appropriate. Refer to Questions 100.04 and 102.11 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services